August 14, 2019
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Berry Petroleum Corporation
Registration Statement on Form S-3
File No. 333-233207

Ladies and Gentlemen:
On behalf of Berry Petroleum Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on August 16, 2019, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Securities and Exchange Commission
August 14, 2019

Very truly yours,

BERRY PETROLEUM CORPORATION

By:    /s/ Kendrick Royer
Name:    Kendrick Royer

Title:	Executive Vice President, Corporate Secretary and General Counsel

cc:    Douglas E. McWilliams, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.